NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES FIRST

QUARTER 2008 FINANCIAL AND OPERATING RESULTS

AND CONFIRMS MAY DISTRIBUTION

Calgary, AB – May 8, 2008 - Paramount Energy Trust (“PET" or the “Trust”) is pleased to release its financial and operating results for the first quarter of 2008.  Strong production levels led to solid financial and operating results despite lower realized natural gas prices as compared to the first quarter of 2007.

PET is also pleased to confirm that its distribution to be paid on June 16, 2008 in respect of income received by PET for the month of May 2008, for Unitholders of record on May 30, 2008, will be $0.10 per Trust Unit.  The ex-distribution date is May 28, 2008.  The May distribution brings cumulative distributions paid since the inception of the Trust to $12.424 per Trust Unit.

First Quarter Summary

•

Production increased 30 percent to 183.8 MMcfe/d from 141.7 MMcfe/d in the first quarter of 2007, due primarily to the acquisition of natural gas assets in central Alberta in June 2007 (“Birchwavy Assets”) as well as continuing exploitation and optimization of the Trust’s properties in east central Alberta and early production additions in the Northern district core areas from a successful winter capital program. Production decreased three percent from 190.3 MMcfe/d in the fourth quarter of 2007 as a result of the disposition of several minor non-core assets in southern Alberta and Saskatchewan over the past six months as well as extreme cold weather-related downtime in the Northern district core areas in late January and February. The assets which were sold in late 2007 and the first quarter of 2008 averaged production of 2.5 MMcfe/d for the fourth quarter of 2007.

•

Realized natural gas prices decreased to $7.29 per Mcfe for the three months ended March 31, 2008 from $8.94 per Mcfe for the comparative quarter in 2007. In 2007, realized gains on financial instruments of $14.3 million as a result of the Trust’s commodity price hedging activity significantly improved PET’s realized gas price relative to the average AECO Monthly Index price.

•

Funds flow measured $56.2 million ($0.51 per Trust Unit) for the three months ended March 31, 2008 compared to $65.6 million ($0.76 per Trust Unit) for the first quarter of 2007. Lower realized gas prices in 2008 accounted for 93 percent of the reduction in funds flow over the comparative periods.

•

Distributions payable for the first quarter of 2008 totaled $0.30 per Trust Unit, comprised of $0.10 per Trust Unit paid on February 15, March 17 and April 15, representing a payout ratio of 59 percent of funds flow.

•

The Trust recorded a net loss of $85.7 million for the first quarter due primarily to an unrealized loss on financial instruments of $79.2 million, as a result of the significant increase in AECO and NYMEX forward prices from December 31, 2007 to March 31, 2008. PET’s ability to pay distributions will not be impacted by these mark-to-market amounts. Regardless of movements in forward gas prices, PET will realize its fixed hedge price on hedged volumes, assuming that the positions are left in place until settlement. Furthermore, to the extent that the increased forward gas prices that led to the unrealized loss persist, PET will realize higher prices on the unhedged portion of its natural gas sales, resulting in higher funds flows.

•

PET successfully completed the execution of a $46 million winter capital program during the first quarter of 2008 which included the drilling of 37 wells (30.2 net) and extensive recompletion, facilities optimization and workover programs focused on over 200 wellbores primarily in the Trust’s three core areas in the Northern district.  PET’s drilling program yielded 35 gas wells (28.6 net) for a 95 percent net success rate.  Production additions from the winter program totaled approximately 18 MMcfe/d, the majority of which were onstream as of April 1, 2008. Current production is in excess of 195 MMcfe/d.

•

Planning is underway for PET’s capital expenditure program for the remainder of 2008 in the Trust’s year-round access properties in the Southern district and East Side core areas. PET has budgeted capital spending of $62 million over the final three quarters of 2008.

2008 Outlook and Sensitivities

Significant improvement in the forward market for natural gas coupled with PET’s current hedging and physical forward sales portfolio has increased the Trust’s financial flexibility substantially. As at May 8, 2008, the current actual and forward market for natural gas for April through December 2008 is $9.60 per GJ at AECO. Combined with actual prices to the end of the first quarter, the AECO Monthly Index forecast for 2008 by the forward market is $8.89 per GJ.  The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.10 per Trust Unit for 2008 at certain AECO natural gas price levels and incorporating the Trust’s current financial hedges and physical forward sales contracts.

Funds flow sensitivity analysis	Average AECO Monthly Index Gas Price April to December 2008 ($/GJ)
	$7.00	$8.00	$9.00	$10.00
Oil and natural gas production (MMcfe/d)	188	188	188	188
Realized gas price (1) ($/Mcfe)	7.36	7.79	8.23	8.66
Funds flow (2) ($million/month)	18.6	20.0	22.3	24.2
Per Trust Unit ($/Unit/month)	0.167	0.180	0.201	0.218
Payout ratio (2) (%)	60	56	48	46
Ending net debt ($million)	568	551	523	501
Ending net debt to funds flow ratio (3) (times)	2.5	2.3	2.0	1.7

(1)  PET’s weighted average forward price on an average of 102,000 GJ/d for the period from April 1 to December 31, 2008 is $7.48 per GJ.

(2)  These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)  Calculated as ending net debt (including convertible debentures) divided by estimated annualized funds flow.

While PET’s sensitivity to gas prices has changed since year end with changes in its financial and forward physical hedging position, sensitivity of PET’s fund flows to changes in production volumes, operating and general and administrative costs and interest rates has not changed significantly from the sensitivity analysis presented in the Trust’s management’s discussion and analysis for the year ended December 31, 2007.

Additional Information

A copy of PET’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis for the three months ended March 31, 2008 and 2007 can be obtained through the Trust’s website at http://www.paramountenergy.com/unitholder/regulatory_filings/ and SEDAR at www.sedar.com.

Forward-Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations and the information contained under the heading "2008 Outlook and Sensitivities" above may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the forgoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

Webcast

PET will be hosting a webcast immediately following its Annual General Meeting to be held at 9:00 a.m. (Mountain Time) Friday May 9, 2008 at the Calgary Petroleum Club – Devonian Room.  To participate in the live webcast please visit www.paramountenergy.com or http://www.newswire.ca/en/webcast/index.cgi. The webcast will also be archived following the presentation.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended March 31
($Cdn thousands except volume and per Trust Unit amounts)	2008	2007	% Change
Financial
Revenue, including realized gains and losses on financial instruments	121,878	113,984	7
Funds flow (1)	56,191	65,597	(14)
Per Trust Unit (2)	0.51	0.76	(33)
Net earnings (loss)	(85,660)	(39,261)	118
Per Trust Unit (2)	(0.78)	(0.46)	70
Distributions	33,109	41,275	(20)
Per Trust Unit (3)	0.30	0.48	(38)
Payout ratio (%) (1)	58.9	62.9	(6)
Total assets	1,185,784	807,027	47
Net bank and other debt outstanding (4)	346,314	279,471	24
Convertible debentures, at principal amount	236,109	161,134	47
Total net debt (4)	582,423	440,605	32
Unitholders’ equity	221,376	163,264	36
Capital expenditures
Exploration and development	46,444	63,284	(27)
Acquisitions, net of dispositions	(6,346)	2,840	(323)
Other	426	371	15
Net capital expenditures	40,524	66,495	(39)
Trust Units outstanding (thousands)
End of period	110,760	86,358	28
Weighted average	110,169	85,816	28
Incentive Rights outstanding	6,898	3,352	106
Trust Units outstanding at May 8, 2008	110,966
Operating
Production
Total natural gas (Bcfe) (7)	16.7	12.8	30
Daily average natural gas (MMcfe/d) (7)	183.8	141.7	30
Gas over bitumen deemed production (MMcf/d) (5)	20.0	19.8	1
Average daily (actual and deemed - MMcfe/d) (5)	203.8	161.5	26
Per Trust Unit (cubic feet equivalent/d/Unit) (2)	1.85	1.88	(2)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (6)	7.05	7.32	(4)
Including financial hedging and physical forward sales (6)	7.29	8.94	(18)
Land (thousands of net acres)
Undeveloped land holdings	1,932	1,226	58
Drilling (wells drilled gross/net)
Gas	35/28.6	77/60.4	(55)/(53)
Dry	2/1.6	7/6.2	(71)/(74)
Total	37/30.2	84/66.6	(56)/(55)
Success rate (%)	95/95	92/91	3/4

(1)

These are non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(2)

Based on weighted average Trust Units outstanding for the period.

(3)

Based on Trust Units outstanding at each distribution date.

(4)

Net debt includes net working capital (deficiency) before short-term financial instrument assets and liabilities. Total net debt includes convertible debentures measured at principal amount. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(5)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(6)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

(7)

Production amounts are based on the Trust’s interest before royalties.